Exhibit 2

EXECUTION COPY

October 24, 2014

To:
Telecom Italia S.p.A. Piazza degli Afari, 2 Milan Italy	Telecom Italia International N.V. Strawinskylaan 1627 1077XX Amsterdam

CC:
Fintech Telecom, LLC 375 Park Avenue 38th Floor, New York, New York USA

Re.:  Amendment and Restatement of Drag Waiver: Binding Offer

Dear Sirs:

1.
We make reference to: (a) the amended and restated shareholders’ agreement dated August 5, 2010 (as amended, modified supplemented, the “Shareholders’ Agreement”) among Telecom Italia S.p.A., a company duly organized and existing under the laws of Italy with its registered office at Piazza degli Affari, 2, Milan, Italy (“TI”) and Telecom Italia International N.V., a company duly organized and existing under the laws of The Netherlands with its registered office at Strawinskylaan 1627, 1077XX Amsterdam (“TII” and together with TI, the “Sellers”), W de Argentina – Inversiones S.A. (formerly denominated W de Argentina – Inversiones S. L.), a company organized and existing under the laws of the Kingdom of Spain (“Los W”), Los W S.A., a company duly organized and existing under the laws of Argentina and the guarantor company of Los W (the “Los W Guarantor Company”), and Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein (the “Los W Controlling Shareholders” and, collectively with Los W and the Los W Guarantor Company, “we” or the “Los W Parties”); (b) the Stock Purchase Agreement dated November 13, 2013 among the Sellers, Tierra Argentea S.A. (“TAR”) and Fintech Telecom LLC, a limited liability company duly organized and existing under the laws of Delaware (the “Purchaser”), in connection with your sale of all of your direct and indirect ownership interests in Telecom Argentina S.A. (as amended on August 11, 2014, September 1, 2014 and September 28, 2014, the “Original SPA”); and (c) the Offer made by Los W Parties and accepted by Sellers on November 13, 2013 (the “Original Drag Waiver”) providing, inter alia, for payment by Los W Parties to the Sellers of the Waiver and Amendment Fee (as defined therein) in consideration of the granting by Sellers of the Drag Waiver (as defined therein) and the execution of this amendment and restatement thereof.

All capitalized terms used herein that are not defined in this Offer, shall have the meaning set forth in the Shareholders’ Agreement, except for the terms set forth in Exhibit A hereto, which shall have the meaning given to such terms in the Amended SPA.

2.
As informed by Purchaser, we are aware that the Sellers and the Purchaser are amending the terms of the Original SPA in their entirety (as further amended from time to time by agreement among the parties thereto (or, if any amendment thereto results in any change or limitations of any rights and obligations of any of the Los W Parties under the Shareholders’ Agreement or the By-laws of Sofora (other than as agreed herein), by the parties thereto with the consent of the Los W Parties), the “Amended SPA”), a copy of which as of the date hereof is attached as Exhibit B hereto, with the Purchaser, pursuant to which the parties thereto may, inter alia: (a) sell their Minority Sofora Shares to the Purchaser (and/or a Substitute Purchaser) at the Interim Transfer Date; (b) sell their Majority Sofora Shares to the Purchaser (and/or a Substitute Purchaser) at the Closing Date; (c) sell the Majority Sofora Shares (with or without the Minority Sofora Shares) to an Adequate Purchaser at the Third Party Closing Date; or (d) sell the Minority Sofora Shares pursuant to the Minority Call Option.  We are further aware that the Sellers’ agreement to enter into the Amended SPA with the Purchaser will be conditioned upon and in consideration of, among other things, this Offer to amend and restate the Original Drag Waiver, and its acceptance by the Sellers becoming and remaining effective in accordance with its terms.  We acknowledge that we have read the Amended SPA in its entirety.

3.
In light of the execution of the Amended SPA and of the intention of the Los W Parties to preserve their current 32.00% stake in Sofora, the Los W Parties are pleased to submit this offer to the Sellers (the “Offer”) upon acceptance of which Los W Parties agree to: (i) amend and restate the Original Drag Waiver to read in its entirety in accordance with this Offer; and (ii) pay the Sellers an aggregate consideration of US$50,000,000 (the “Wavier and Amendment Fee”), on the Closing Date and subject to the occurrence of the Closing; all in order to induce the Sellers to enter into the Amended SPA and consummate the Minority Sale and Majority Sale or the third Party Sale (as the case may be).  The Wavier and Amendment Fee will be paid at Closing by (or on behalf of) the Los W Parties in US Dollars and by wire transfer of immediately available funds to such account as the Sellers shall designate in writing to the Los W Parties (with a copy to the Purchaser) not less than two (2) Business Days prior to the Closing Date (each a “Designated Bank Account”); provided that each Designated Bank Account shall be located outside of Argentina. The Wavier and Amendment Fee will be paid to TI and TII in proportion to their relative ownership of the Majority Sofora Shares.  For the avoidance of doubt the Wavier and Amendment Fee shall only be payable if a Majority Sale is effected and therefore shall not be payable in case of a Third Party Sale.

4.
As consideration for the foregoing, the Sellers shall (i) grant a waiver of their Drag Along Rights under the Shareholders’ Agreement in respect of the Minority Sale and Majority Sale and in respect of any Third Party Sale consummated prior to the Final Date, as the case may be, (the “Drag Waiver”) and (ii) amend, conditional upon Closing and effective as of the Closing Date or conditional upon the closing of a Third Party Sale and effective as of the Third Party Closing Date, as the case may be, Appendix A to the Shareholders’ Agreement so as to eliminate the 30% discount provided in connection with the calculation of the Non-Selling Parties Stake in the event that TI and TII are the Selling Party (the “Amendment”), by executing and delivering the amendment agreement attached at Exhibit D hereto on the date hereof; provided that the effectiveness of such Amendment Agreement shall not be a condition to the payment of the Wavier and Amendment Fee on the Closing Date. For the avoidance of doubt, the Drag Waiver shall be granted for the Minority Sale, and, as the case may be, the Majority Sale or the Third Party Sale.

5.
It is hereby acknowledged and agreed that the obligations of the Los W Parties in respect of this Offer are subject to the occurrence of the Closing, and that the Sellers shall have no claim, right or course of action whatsoever against the Los W Parties under this Offer in the event that the Closing is not consummated, and that the obligations of the Sellers in respect of this Offer (excluding the Drag Waiver and execution of the Amendment) are subject to the occurrence of the Closing or the closing of a Third Party Sale, as the case may be, and that the Los W Parties shall have no claim, right or course of action whatsoever against the Sellers in the event that the Closing or the closing of a Third Party Sale, as the case may be, is not consummated in accordance with the terms of the Amended SPA.

6.
This Offer shall become effective upon acceptance by the Sellers by delivering to the Los W Parties a letter in the form attached at Exhibit C (the “Acceptance Letter”) accepting this Offer in its entirety and expressly referencing “Los W Parties Binding Offer”. Upon delivery of such Acceptance Letter, the Sellers will be deemed to have (x) accepted the Offer, (y) granted the Drag Waiver and (z) agreed to the Amendment effective on the Closing Date or the closing of a Third Party Sale, as the case may be, and to all of the terms and conditions set forth in this Offer, which shall become a binding agreement between the Sellers and the Los W Parties.  If: (a) the Closing does not occur on or prior to the Outside Date, other than due to the failure of the Los W Parties to comply with any of the obligations imposed by this Offer, the obligation to pay the Wavier and Amendment Fee shall be terminated or, in the event that the Wavier and Amendment Fee shall have already been paid by the Los W Parties (or by a third party on behalf of Los W Parties), such amount paid shall be returned to the Los W Parties (or to such person that the Los W Parties indicate); (b) either (i) the Sellers choose the Unwind Option on the Decision Date or (ii) the closing of a Third Party Sale does not occur on or prior to the Final Date, the Drag Waiver and Amendment shall no longer be effective and any obligation of the Sellers to grant such Drag Waiver or amend the Shareholders’ Agreement shall be terminated.

7.	Each of the Sellers and the Los W Parties shall bear its own costs and expenses and applicable taxes and the costs and expenses of their legal counsel and other advisors related to the negotiation, preparation of documentation and implementation of any aspect related to this Offer.

8.
This Offer shall terminate if (i) a definitive Amended SPA is not executed within two (2) Business Days of the date hereof or (ii) the Offer is not accepted by Sellers on the date that is two (2) Business Days after date of execution of the Amended SPA. This Offer shall be irrevocable and binding on the Los W Parties until its termination in accordance with this paragraph 8.

9.
This Offer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and (b) is not intended to confer any rights or remedies upon any Person other than the parties hereto.

10.
This Offer, the legal relations between the Sellers and the Los W Parties and any active or pending action, complaint, petition, investigation, suit, litigation or other proceeding, whether civil, administrative or criminal, in law or in equity, or before any arbitrator or public authority, whether contractual or non-contractual, instituted by any Party with respect to matters arising under or growing out of or in connection with or in respect of this Offer shall be governed by and construed in accordance with the laws of the State of New York (including without limitation Section 5-1401 of the General Obligations Law of the State of New York) applicable to contracts made and performed in such State and without regard to conflicts of law or private international law rules.

11.
Any dispute, claim or controversy arising from, relating to, or in connection with this Offer, including without limitation any question regarding its existence, validity, termination, or the performance or breach thereof, shall be referred to and finally resolved and settled by arbitration administered by the International Chamber of Commerce International Court of Arbitration (the “ICC”), in accordance with the ICC Rules of Arbitration in effect at the time of the arbitration, which rules are deemed to be incorporated by reference into this paragraph except as they may be modified herein or by agreement of the Parties. Each Party hereby irrevocably waives its right to commence any proceedings in any court with respect to any matter subject to arbitration under this Offer. The arbitral tribunal shall consist of three arbitrators. Each Party shall nominate one arbitrator, the Party requesting arbitration concurrently with such request and the other Party within fifteen (15) calendar days from receipt of the request for arbitration.  In the event a Party fails to nominate an arbitrator or deliver notification of such nomination to the other Party and to the ICC within this time period, upon request of either Party, such arbitrator shall instead be appointed by the ICC within fifteen (15) calendar days receiving such request in accordance with the Rules of Arbitration.  The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator and notify the Parties and the ICC in writing of such nomination within fifteen (15) calendar days of their appointment.  If the first two appointed arbitrators fail to nominate a third arbitrator or notify the Parties and the ICC of that nomination within this time period, then, upon request of either Party, the third arbitrator shall be appointed by the ICC within fifteen (15) calendar days of receiving such request in accordance with the Rules of Arbitration.  The third arbitrator shall serve as Chairman of the arbitral tribunal. The place of arbitration shall be Paris, France. The language of the arbitration shall be English. No arbitrator shall be an employee, officer or director of either Party or of their respective affiliates, nor shall any Arbitrator have any interest that would be affected in any material respect by the outcome of the dispute. The decision of a majority of the arbitrators shall be final and binding on the Parties and their respective successors and assigns and the Parties waive any form of challenge against it. The arbitral tribunal shall determine the proportions in which the Parties shall pay the fees and expenses of the arbitral tribunal. The arbitral tribunal shall not have the authority to award punitive damages. The Parties hereby agree that the arbitral tribunal shall have the power to award equitable remedies (including specific performance). The Parties agree that either Party may seek conservatory or similar emergency interim relief in aid of arbitration, including but not limited to a temporary restraining order or preliminary injunction or attachment in aid of the arbitration and may do so in any court of competent jurisdiction located in the State of New York at any time prior to the constitution of the panel and the Parties hereby consent to the jurisdiction of any such court. If such emergency or interim relief is sought after the constitution of the arbitration panel, such relief may be sought only before the arbitral tribunal and, after the constitution of the arbitration panel, each Party waives any rights they might possess to have those matters litigated in a court or jury trial. Each Party’s agreement to this arbitration is voluntary.

12.
Any term or provision of this Offer that is held by an arbitral panel or court to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final ruling of the arbitral panel declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the panel making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

13.
Neither this Offer nor any of the rights, interests or obligations hereunder shall be assigned by the Los W Parties or any Seller (whether by operation of law or otherwise) without the prior written consent of the other Parties.

14.
The Parties acknowledge (a) that this Offer is a material agreement between the Los W Parties and the Sellers and required to be in full force and effect as of (i) the Interim Transfer Date as a condition to the obligations of the Sellers to complete the Minority Sale and (ii) the Closing Date as a condition to Closing and (b) that as of the Third Party Closing Date, as a condition to the Third Party Closing, the Sellers shall not have revoked the Drag Waiver or the Amended And Restated Amendment No. 3 to the Shareholders Agreement, dated as of October 24, 2014.

15.	It is hereby agreed and acknowledged by the Parties that money damages may be an inadequate remedy for a failure to comply with any of the obligations imposed by this

Offer and that, in the event of any such failure, an aggrieved Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Offer, none of the Parties shall raise the defense that there is an adequate remedy at Law.

16.
The Los W Parties represent and warrant to the Sellers that the following statements are true and correct as of the date hereof, as of the Interim Transfer Date, the Closing Date, the date of acceptance of any Qualifying Offer (as defined in the Amended SPA) and the Third Party Closing Date (as applicable).

a.
Los W and the Los W Guarantor Company are duly organized, validly existing and in good standing under the laws of their jurisdiction of formation and have all requisite power and authority to make this Offer and to carry out their obligations hereunder.  Los W and the Los W Guarantor Company are duly licensed or qualified to do business and are in good standing in each jurisdiction in which the properties owned or leased by them or the operation of their business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have a material adverse effect on Los W or the Los W Guarantor Company’s ability to perform their obligations under this Offer.  The execution and delivery of this Offer by Los W and the Los W Guarantor Company and the performance by Los W and the Los W Guarantor Company of their obligations hereunder upon and after acceptance of this Offer have been duly authorized by all requisite action on the part of Los W and the Los W Guarantor Company and their stockholders or members, as applicable.

b.	The Los W Controlling Shareholders have all requisite power and authority to make this Offer and to carry out their obligations hereunder.

c.
This Offer has been duly executed and delivered by the Los W Parties and, assuming due and valid authorization, execution and delivery by the Sellers of the Acceptance Letter, this Offer constitutes a legal, valid and binding obligation of the Los W Parties, enforceable against the Los W Parties in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

d.
The execution, delivery and performance by the Los W Parties of this Offer does not and will not: (i) violate, conflict with or result in any breach of any provision of the certificates of incorporation or bylaws (or similar organizational documents) of the Los W Parties (in respect of Los W and the Los W Guarantor Company), (ii) require the Los W Parties to make any filing with, obtain any permit, authorization, consent or approval from, or provide any notification to, any Governmental Entity, (iii) result in a violation or breach of, or, with or without due notice or lapse of time or both, constitute a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Los W Parties are a party or by which the Los W Parties’ shares or properties or assets may be bound, or (iv) violate any Law or Order applicable to the Los W Parties.

e.
The Los W Parties have and will at all times prior to the payment in full of the Wavier and Amendment Fee have sufficient cash on hand or other sources of funds immediately available without conditions, to enable the Los W Parties to pay the Wavier and Amendment Fee in full in immediately available funds in US Dollars outside of Argentina on the Closing Date.  No additional financing is required by the Los W Parties in connection with the Offer and the consummation of any of the Los W Parties’ obligations with respect thereto.

f.
The Los W Parties are informed and sophisticated parties and in making this Offer are not relying on any representations or warranties of the Sellers, and the Sellers have given no representations or warranties in connection herewith.

g.
None of the assets of the Los W Parties or any Affiliate of the Los W Parties has been reported as blocked assets to the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”), pursuant to the OFAC reporting requirements (31 C.F.R. Section 501.603). None of the Los W Parties nor any Affiliates of the Los W Parties is (i) a person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC (such person, an “OFAC Listed Person”) or is a department, agency or instrumentality of, or is otherwise controlled by or acting on or behalf of, directly or indirectly, (i) an OFAC Listed Person or (ii) a government or any country that is the target of any of the several economic sanctions programs administered by OFAC (31 C.F.R. Parts 500 through 598) (either of the entities described in (i) or (ii), a “Blocked Person”). None of the funds used to pay the Waiver and Amendment Fee or any other amounts pursuant hereto constitute or will constitute funds obtained from or on behalf of any OFAC Listed Person or any Blocked Person.

Very truly yours,

[Signatures in next page]

W DE ARGENTINA – INVERSIONES S.A. /s/ Gerardo Werthein	LOS W S.A. /s/ Daniel Werthein
By: Gerardo Werthein Title: Chairman	By: Daniel Werthein Title: Chairman

DARIO WERTHEIN /s/ Dario Werthein	DANIEL WERTHEIN /s/ Daniel Werthein

ADRIAN WERTHEIN /s/ Adrian Werthein	GERARDO WERTHEIN /s/ Gerardo Werthein

Exhibit A

The following terms shall have the meanings given to such terms in the Amended SPA:

“Adequate Purchaser”

“Closing”

“Closing Date”

“Decision Date”

“Final Date”

“Interim Transfer Date”

“Majority Sale”

“Majority Sofora Shares”

“Minority Sale”

“Minority Sofora Shares”

“Outside Date”

“Substitute Purchaser”

“Third Party Closing Date”

“Third Party Sale”

“Unwind Option”

Acceptance Letter

October 24, 2014
Los W Parties
Avenida Madero 900,
Buenos Aires, Argentina
Attention: Mr. Gerardo Werthein

Re.: Los W Parties Binding Offer

Dear Sirs:

We hereby accept your Los W Parties Binding Offer, dated October 24, 2014, in its entirety.

Sincerely,

Telecom Italia S.p.A.,

By:	/s/ Andrea Balzarini
	Name:	Andrea Balzarini
	Title:	Authorized Representative

Telecom Italia International N.V.,

By:	/s/ Francesco S. Lobianco
	Name:	Francesco S. Lobianco
	Title:	Chief Executive Officer

[Signature Page to Notice of Acceptance]